UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
May 5, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐            No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:
Name	Stuart MacKenzie
Title:	Group Secretary

Date: May 5, 2010

ANNUAL GENERAL MEETING, 5 MAY 2010
Chairman, Dr Ross Garnaut
Good morning ladies and gentlemen. It gives me great pleasure to welcome you to the 2010 Annual General Meeting of Lihir Gold Ltd being held here in Port Moresby.
Welcome also to all those people joining us via the internet, and in the interests of shareholder engagement, I would encourage you to ask questions during the Q&A session scheduled for the end of the formal presentations.
As you all will be aware, LGL yesterday announced a merger with Australian gold miner Newcrest Mining Ltd.
Your directors are unanimously of the view that this is a good deal for LGL shareholders and we wholeheartedly recommend the transaction, which values LGL at Aus$9.5 billion.
Under the Newcrest proposal, LGL shareholders will receive one Newcrest share for every 8.43 LGL shares they own, plus Aus$0.225 cash per share, less any interim dividend declared or paid by LGL for the half year ending 30 June 2010.
Based on Newcrest’s closing share price on May 3, the offer is equivalent to $4.03 per LGL share. That represents a 30% premium to Lihir’s closing share price on 29 March 2010, the last trading day prior to Newcrest’s improved proposal in March;
And a 33% premium to Lihir’s volume weighted average price in the month up to 29 March 2010. So you can see there is an attractive premium for our shareholders.
Newcrest has also structured the transaction to allow shareholders to take a greater proportion of cash or shares within certain limits. I won’t confuse everyone with the details of the mix and match. That information is available on our web site for you to read at your leisure, and more information will be mailed to you in the coming days.
Our endorsement of the merger follows Newcrest’s decision to increase its takeover offer a second time. They initially proposed an offer of one Newcrest share for every 9.5 LGL shares in February, which the Board rejected.
While we had recognised the strategic and industrial merits of the proposed combination of the two companies, we were strongly of the view that the offer price was insufficient, and did not reflect the true value of the LGL assets.
Newcrest then indicated that it could consider an increase in its offer, subject to access to certain specific information — that process is called due diligence. We allowed that access because of the potential for a higher offer to emerge. Our priority, at all times, was to maximise shareholder value, so we were careful to be open to proposals.

7th Floor, Pacific Place
Lihir Gold Limited	Phone: +675 321 7711	Cnr. Champion Parade & Musgrave Street
Incorporated in Papua New Guinea	Fax: +675 321 4705	PO Box 789 Port Moresby NCD 121
ARBN 069 803 998	Website: www.LGLgold.com	Papua New Guinea

Page 2.
Newcrest subsequently increased its consideration and formally proposed an offer of one Newcrest share for each 9 LGL shares, plus Aus 22.5 cents for each LGL share. Acceptance of that offer at that time would have required us to close off opportunities for other companies to have access to LGL information that would have allowed them to develop a competing bid.
After careful deliberation, directors rejected that offer at the start of April, because, again, we considered it still did not sufficiently value LGL assets or provide an appropriate premium for control and because it did not allow the encouragement of other offers. We felt that, had we accepted the offer, we would have been short-changing our shareholders. We concluded the negotiations with Newcrest and announced the rejection to the market on April 1, in accordance with our disclosure obligations.
We subsequently engaged Macquarie Bank to commence a process to consider strategic alternatives - that is to test the market for alternative bidders. That exercise produced encouraging results and is continuing. Having begun that process, it should run its course, and we have agreed that approach with Newcrest. As a result, all shareholders can be satisfied they have achieved the best possible outcome. The competitive process will remain open until June 8.
The Chairman of Newcrest, Don Mercer, subsequently wrote to me on April 20, seeking further due diligence, and later sought to reopen discussions. Newcrest agreed to increase its offer by a further 6.4%, and to allow the competitive process to remain open. That was a significant increase in value. Directors judge these terms to represent appropriate value for our shareholders, in the absence of a higher offer.
The merger will create a Aus$25 billion company, the leading gold producer in the Asia Pacific region, one of the top few in the world, with a standout portfolio of long-life, high margin, tier one gold assets.
The combined group
Combining Newcrest and LGL brings together a highly complementary portfolio of operating and development projects. Newcrest already holds significant assets in PNG, and in Queensland, that sit well with LGL’s operations in those countries. The combined portfolio will include:
•	Three key long life producing assets still with upside potential (Cadia, Lihir Island & Telfer)

•	Five shorter life, high margin mines (Gosowong, Bonikro, Hidden Valley, Mt Rawdon, Cracow)

•	Significant brownfield growth potential (Gosowong, Bonikro, Hidden Valley)

•	Two large established resource growth options (Wafi-Golpu, Namosi)

•	Significant greenfield growth potential in Côte d’Ivoire

•	Complementary mix of pure gold and gold-copper assets

•	First quartile cash costs

•	Room to develop Newcrest’s resources with high copper content, such as at Wafi/Golpu, without losing its gold premium.
The transaction will also combine complementary skill sets to drive further value opportunities:
•	Open pit, bulk underground and selective underground skills

•	Metallurgical expertise in flotation and refractory processing

•	Copper concentrate marketing skills

•	Strong technical focus

•	Proven exploration skills

Page 3.
As I said earlier, we always recognized the logic of the combination. As an independent company we had made great progress in recent times, transforming the company financially, operationally and strategically.
In the period since the AGM last year, we have announced a fourth consecutive year of record production, with output of 1.13 million ounces in 2009. Our revenues exceeded $1 billion for the first time, and cashflows more than doubled to $451 million. We recommenced payment of dividends, and we paid shareholders a total of some $70 million in dividends in the past 12 months. We have completed the sale agreement for the Ballarat operation and made good progress in the development of growth projects at Lihir Island and in Cote d’Ivoire.
Across the three operating mines — Lihir Island, Bonikro and Mt Rawdon — we are on track to lift production to almost 1.45 million ounces annually from 2012. That compares with 600,000 ounces in 2005.
That planned growth in production will start to generate large free cashflows from 2012, which will be larger still if, as is likely, the global gold price remains strong.
Our balance sheet is in excellent condition, with positive net cash, no hedging, and strong anticipated profit growth in the current year and beyond. Already this year, we have reported solid production results for the first quarter, and lifted our production guidance to 1-1.1 million ounces. So we were confident, and we remain so, that LGL was positioned for a great future, particularly under the leadership of the new CEO, Graeme Hunt.
However, through joining with Newcrest, we can immediately deliver certain strong returns to our shareholders, while simultaneously achieving many of our strategic goals.
I have always held the view that the wonderfully rich Lihir Island asset would sit more comfortably in a diversified portfolio of mines. Through our acquisition of Equigold in 2008, we had started the process of building that portfolio. Newcrest delivers that desired outcome in one step, and in a way that generates early value for shareholders.
Another strategic goal was to build a pipeline of growth projects. While we have well advanced projects that will lift our annual production to approximately 1.5 million ounces in the coming years, Newcrest adds a number of exciting new projects in Australia, PNG and Fiji, in which our shareholders can now participate.
A third strategic goal was to drive our company into the lowest quartile of the global cash cost curve. Newcrest costs are low as a result of its access to copper credits, and with the benefits of our valuable pure gold mines, the combined group will be well positioned to retain its high rating as a gold company, while keeping costs low.
For our employees, the merger makes them part of a much larger company, which is fully committed to the successful development of our projects, and which offers great career opportunities. Moreover, it is a highly regarded employer, demands best practice in terms of safety and operates with exemplary standards of corporate governance. We are confident our employees will be well looked after. The safety record on Lihir is exceptionally good by any world standard, and Newcrest is committed to continuing the approaches that have created this record.
I have received commitments from the Chairman that Newcrest will continue LGL’s approaches to the equitable sharing of the benefits of mining with local communities. Like LGL, Newcrest has a strong track record on responsible environmental management.

Page 4.
There are benefits driven by increased scale, lower cost of capital, greater efficiencies in procurement and numerous other advantages that make this a compelling merger, once they are built on a price that provides good immediate value for shareholders. That was the basis of our decision, and I am pleased that the market has endorsed the transaction.
The proposed combination is to take effect via a Scheme of Arrangement, which will require the approval of shareholders at an Extraordinary General Meeting to be held in July. That will follow a detailed assessment of the merger proposal by an independent expert, whose report will be provided to shareholders.
So it will be some months before the deal is complete. Please be assured that we will keep you fully informed of progress.
Strong Legacy
I have been honoured to have served you as Chairman of LGL since the company was floated in 1995.
It has been an exciting company. Over the passage of time, people tend to forget just how audacious and ambitious the Lihir Island project was.
When we took the company to the market 15 years ago, we were contemplating building a major mining project in the crater of a volcano that was no longer active, on a small remote island on the other side of New Ireland.
There were huge logistical and technical challenges, and many people said we couldn’t do it. When we launched the prospectus, we were seeking to raise $450 million to build the mine, which we were advised would be a struggle. At the time there had only been three big mines in PNG — Bougainville, which had ended in tragedy; Ok Tedi, which was battling major environmental issues; and Porgera, which had been embroiled in a major dispute with government. The most common question asked in the marketing of equity to build the mine was “Will this be another Bougainville?”
No, it has not been another Bougainville, or Ok Tedi or Porgera. At Lihir, this company has demonstrated that a large mine in Papua New Guinea can operate with good relations with the community, sound environmental management, and excellent relations with national and provincial Governments. It is reasonable to say that the success of Lihir’s efforts after the difficulties of earlier large mines has paved the way for the current intense international interest in mining in Papua New Guinea, allowing this country to take advantage of its rich resources its during the high metal prices of the global resources boom.
We had a major task convincing the market that this project could succeed. I am proud that the mine on Lihir has been a magnificent success.
It provides a wonderful example of how people with drive, vision and ingenuity can overcome seemingly insurmountable odds to create a project that has delivered major rewards for stakeholders including investors, employees and the broader community. That has been achieved through the careful management of the project to meet the expectations of the community, and the government, through high standards of governance, and through adhering to high standards of environmental practice.
The project has created a lasting positive legacy for Lihirian people and for PNG, and will continue to generate wealth and enhance society in the region for many years to come. Many years; after a dozen years of mining, reserves and resources are much larger than when we started mining.

Page 5.
We are pleased that next year we are likely to be the second largest taxpayer in Papua New Guinea, after Ok Tedi, under taxation arrangements that are reasonable and which have been stable throughout the life of the mine.
It is a tribute to the many people who have been involved in the project over the years —
•	my fellow director Geoff Loudon, who was instrumental in the discovery of the Lihir Island deposit in the early 80s;

•	Sir Julius Chan, Sir Mekere Morauta and Sir Michael Somare, who as Prime Ministers of PNG have supported the project so strongly, and Sir Julius in his current role as Governor of New Ireland Province

•	Rio Tinto, and the Managing Directors during the period of the Rio Tinto management contract. Rio Tinto worked well with independent Directors in building the mine, getting it through its teething problems, and in the transition of the company to independent management.

•	The independent management team under Arthur Hood, who made the transition to independent management work from 2005.

•	My fellow directors, and all our employees, current and past, who have worked so hard to make the Lihir project and its extension into the exciting new gold province of Cote d’Ivoire successful. And special thanks to Mollie Pomaleu and those few other employees who have worked diligently with me since the beginning of the company in 1995.
I would like to thank Phil Baker for doing an excellent job as Chief Executive Officer for a while early this year. I would like to extend thanks to Graeme Hunt, who joined us as Managing Director during the process which led to the Newcrest merger being announced.
It is unfortunate that shareholders will not get the chance fully to experience the potential value that Graeme could have offered to the company over an extended period. Graeme would have led LGL to new levels of performance in the coming years. I am grateful to Graeme for being prepared to step into the role in a period of uncertainty. His leadership over the last five weeks has been important in bringing about the successful negotiation of the merger with Newcrest
It has been my privilege and pleasure to work with an excellent set of Directors. Their wisdom, counsel and commitment to getting the best possible outcome for LGL shareholders have seen us through some hard times to the good present position. Thank you Geoff Loudon, Peter Cassidy, Winnie Kamit, Bruce Brook, Alister Maitland and Mike Etheridge for contributing so much as we shared an interesting journey.
Before I close, I particularly want to thank the Lihirian people for their involvement and support over the years. Their co-operation and understanding have been invaluable.
We didn’t get everything right over these past 15 years. The Board of Directors regrets the company’s mistakes in Ballarat. But a lot of hard things have gone right. I am especially glad that we have proven that a large mining operation in Papua New Guinea can succeed with an exemplary approach to relations with communities, Governments and the environment, and then take the model into the opening up of a new mining province in Africa.
Papua New Guinea is the country of the unexpected. We expected all sorts of surprises, so I suppose that we weren’t taken by surprise when the surprises were more good than bad. The Lihir Island project has a great future as the jewel in the crown of the Asia Pacific’s preeminent gold company. The people on Lihir who have taken the company to where it is today have a great future.

Page 6.
The proposed merger with Newcrest will commence a new chapter in the history of LGL, as it will form part of a much bigger company, with a diversified portfolio of exciting assets. It is important to acknowledge that while this company, LGL, may move to new corporate ownership, the underlying assets at Lihir Island, in Cote d’Ivoire, and at Mt Rawdon in Queensland, will continue to grow and prosper, generating value for shareholders, employees, and the local communities in which they operate
Shareholders who have done well out of recent developments can choose to continue to benefit from the success of LGL by remaining shareholders of the new company. I wish you well.
Ross Garnaut
Chairman

2010 Annual General Meeting

LGL

Lihir Island, PNG

Mt Rawdon, Australia

Bonikro, Cote d'Ivoire

Côte d'Ivoire exploration

Forward looking statements

This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited ("LGL"), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption "Risk Factors" in LGL's most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission ("SEC").

Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL's wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.

LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved.

The foregoing material is a presentation of general background information about LGL's activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

Some of the information contained in this presentation includes certain un-audited non-GAAP (where GAAP means "generally accepted accounting principles") measures, such as "cash costs". Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL's mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL's measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.

This presentation is to be read in accordance with and subject to LGL's most recently filed updated reserves and resources statement available from LGL's website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au.

Canadian Investors – for further information in relation to the calculation of reserves and resources with respect to LGL's operations, please refer to the Lihir Gold Limited (TSX:LGG) NI 43-101 Technical Reports available on SEDAR (www.sedar.com).

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL's most recent Form 20-F, which may be secured from LGL, or from the SEC's website at http://www.sec.gov/edgar.shtml.

2

Merger with Newcrest Mining

LGL

- Creates the leading Asia-Pacific gold producer, valued at A$25 billion
- Values LGL at A$9.5 billion
- Offer equivalent to $4.03 per LGL share:
  - 1 Newcrest share for every 8.43 LGL shares, plus A$0.225 cash per share, less any LGL interim dividend for HY10
  - Attractive 30% premium to LGL's closing price on 29 March
  - Significant 6.4% increase on original offer
- LGL Board of Directors unanimously recommend the merger, in the absence of a higher offer

4

A standout portfolio

LGL

- Three key long life producing assets still with upside potential
- Five shorter life, higher margin mines
- Significant brownfield growth potential
- Two large established resource growth options
- Significant greenfield growth potential in Cote d'Ivoire
- Complementary mix of pure gold and gold-copper assets
- First quartile cash costs

5

Strong performance trends

Record Production
(kozs)

1,124
882
701
651
596
Ballarat (13 kozs)
Bonikro (150 kozs)
Mt Rawdon (108 kozs)
Lihir Island (853 kozs)
2005
2006
2007
2008
2009

Record Revenues > US$1 billion

Realised gold price (US$)
956
850
666
510
412
1087
749
264
245
215

Revenue, (US$m, Excl Ballarat)

Record Mine EBITDA
(US$m)

634
+63%
389
273
213
2006
2007
2008
2009

Cashflows dramatically increased
(US$m)

451
208
107
61
28
10

7

40% production growth planned by 2012

(Average annual, Kozs)

1-1.1m
90-100
110-130
800-870
1450
~100
~250
1100
1510
~40
~220
1250
Mt Rawdon
Bonikro
Lihir Island
2010
11
12
13
14
15
16
17
18
19
20
21

Generating significant increase in free cashflow

8

Merger achieves LGL's strategic goals

LGL

- A diversified portfolio of gold operations ✓
- A pipeline of growth projects ✓
- Costs in the lowest quartile of the global cash cost curve ✓

- Employees benefit from being part of a larger company
- Strong commitment to community maintained
- Strong environmental track record
- Benefits driven by increased scale, lower cost of capital and greater efficiencies in procurement

9

Lihir Island - a strong legacy

LGL

- A great success against the odds
- An exemplary approach to relations with communities, Governments and the environment
- Paved the way for large international interest in mining in PNG
- Positive lasting legacy and significant wealth creation for PNG and the Lihirian people

Resolution One

LGL

Financial Statements and Reports

To receive and consider the financial statements and the reports of the directors and auditor in respect of the year ended 31 December 2009.

Re-election of Directors

LGL

Resolution 2 - Re-election of Dr Peter Cassidy

Resolution 3 - Re-election of Dr Mike Etheridge

Resolution Four

LGL

Re-appointment of the Auditor

That the Company's auditor, PricewaterhouseCoopers, be re-appointed to hold office as the Company's auditor from the conclusion of this meeting until the conclusion of the Company's next annual meeting, and to audit the financial statements of the Company and Group financial statements during that period.

Resolution Five

Contract for new CEO / Managing Director

That the Company's wholly owned subsidiaries, LGL Services Australia Pty Limited enter into a contract of employment with its new CEO/Managing Director on the terms more fully described in the Explanatory Notes.

Resolution Six

LGL

Issue of Share Rights to new CEO /Managing Director

"That the Company issue up to a maximum of 1,500,000 share rights to the new CEO/Managing Director following his appointment as such."